SECURITIES EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             Imperial Sugar Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    453096208
                                 (CUSIP Number)

                                May 31, 2010
              Date of Event Which Requires Filing of this Statement

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

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1) Name of Reporting Person: Pioneer Global Asset Management S.p.A. (PGAM)

2)    Check the Appropriate Box    (a)
      of A Member of  Group
      (See Instructions)           (b)

3)    SEC Use Only

4)    Citizenship of Place of
      Organization                            Italy

         Number of                               (5)Sole Voting
         Shares                                      Power            0
         Beneficially Owned
         by Each Reporting
         Person With                             (6)Shared Voting
                                                   Power              0


                                                 (7)Sole Disposi-
                                                 tive Power           0


                                                 (8)Shared Disposi-
                                                  tive Power           0


9)     Aggregate Amount Beneficially           0
       Owned by Each
       Reporting Person

10) Check if the aggregate Amount in Row (9) Exclude Certain Shares (See Instructions)

11)   Percent of Class Represented
      By Amount in Row 9.                     0%

12)   Type of Reporting
      Person (See Instructions)               FI



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Item 1(a)         Name of Issuer.

                  Imperial Sugar Company


Item 1(b)         Address of Issuer's Principal Executive Offices:

                  One Imperial Square
                  Suite 200
                  P.O. Box 9
                  Sugarland, TX 77487
                  United States

Item 2(a)   Name of Person Filing:

               PGAM

Item 2(b)  Address of Principal Business Office:

           The principal business office for PGAM is:
           Galleria San Carlo 6
           Milan, Italy



Item 2(c) Citizenship:

          PGAM is organized under the laws of Italy.



Item 2(d)        Title of Class of Securities:

                 Common Stock

Item 2(e)        Cusip Number:

                 453096208

Item 3 The person filing this statement pursuant to Rule 13d-1(b) or 13d-2(b) is:

             PGAM is a parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

(a) Amount Beneficially Owned: 0


(b) Percent of Class: 0%


(c) Number of shares as to which such person has

         (i) sole power to vote or to direct the vote: 0

         (ii) shared power to vote or to direct vote: 0


         (iii) sole power to dispose or to direct disposition of: 0

         (iv) shared power to dispose or to direct disposition: 0


PGAM disclaims beneficial ownership of the Shares except to the extent of their respective pecuniary interests therein, if any. The filing of this
Schedule 13G shall not be construed as an admission that the Reporting Person is the beneficial owner of the Shares for any other purpose than Section 13(d) of the Securities Exchange Act of 1934.

In accordance with Securities and Exchange Commission Release No.34-39538 (January 12, 1998) (the"Release"), this filing reflects the securities that may be deemed to be beneficially owned by the Reporting Person, which is a directly owned subsidiary of Unicredit S.p.A. ("Unicredit").This filing does not reflect securities, if any, beneficially owned by Unicredit or any other subsidiaries of Unicredit whose ownership is disaggregated from that of the Reporting Person in accordance with the Release.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here: x

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         See Item 4.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below PGAM certifies that to the best of its knowledge and belief, the foreign regulatory scheme applicable to it as a sub-holding company for the asset management division in the UniCredit Banking Group, the latter being regulated by the Bank of Italy and the Commissione Nazionale per le Societa`e la Borsa (CONSOB), is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). PGAM also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  Date: June 4, 2010

                  Pioneer Global Asset Management S.p.A




                  By: /s/ Roger Yates
                  Name:   Roger Yates
                  Title:  CEO; Head of Asset Management Division